Susan Baker
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC

April 22, 2015

Dear PepsiCo Shareholders:

We are writing to urge you to VOTE “FOR” ITEM 6 on the company proxy card which asks for a report that discusses the Company’s “options for policies, above and beyond legal compliance, to minimize impacts of neonicotinoids in its supply chain”.

The proposal comes in the midst of recent commitments by large companies such as Lowe’s Inc., Home Depot and Whole Foods to label, and/or reduce the use and sale of neonicotinoid pesticides (“neonics”) in their supply chains.

The proposal also comes in the midst of increased regulatory restrictions. In December 2013, the European Union instituted a two year moratorium on the use of three neonics.  In April, 2015 the EPA announced a moratorium1 on new or expanded uses of neonics while it evaluates the risks posed to pollinators.

Background:

Pollinator populations have declined significantly2 posing potentially serious risks to the food system and the economy. According to the U.S. Federal Government3

Honey bees enable the production of at least 90 commercially grown crops in North America. Globally, 87 of the leading 115 food crops evaluated are dependent on pollinators, contributing 35% of global food production. Pollinators contribute more than 24 billion dollars to the United States economy, of which honey bees account for more than 15 billion dollars through their vital role in keeping fruits, nuts, and vegetables in our diets.

Multiple factors are cited for the population declines; however, evidence has emerged that neonic pesticides the most widely used class of insecticides4  are a major contributor.
Neonics, first introduced in the 1990s, are often used in pellet form and as a seed treatment.  They are a class of systemic pesticides taken up by the roots of a plant when watered, which then can become concentrated in pollen and nectar.

1 http://www2.epa.gov/pollinator-protection/april-2015-letter-registrants-announcing-new-process-handling-new
2 http://www.ars.usda.gov/News/docs.htm?docid=15572
3 https://www.whitehouse.gov/the-press-office/2014/06/20/fact-sheet-economic-challenge-posed-declining-pollinator-populations
4 http://www.sciencedirect.com/science/article/pii/S1877343513000493

Recently, a meta-analysis of 800 peer-reviews studies5 conducted by a large panel of experts chartered under the International Union for the Conservation of Nature (IUCN) identified neonicotinoids as a key factor in bee declines. Their persistent qualities were also shown to be harmful to beneficial organisms essential to functional ecosystems and food production.  The active ingredients were found to persist, particularly in soils, with half-lives of months and in some cases years.  The Task Force noted in one key finding: “In the case of acute effects alone, some neonics are at least 5,000 to 10,000 more toxic to bees than DDT.”

Rationale for a vote in support of this proposal:

1.
As a major purchaser of key commodity crops grown from seed pre-treated with neonics, PepsiCo’s supply chain practices are potentially endangering the health of pollinators and other beneficial organisms.

2.	As a purchaser of specialty crops that require pollination, PepsiCo potentially faces significant risks as a result of the decline in bees and other pollinators.
3.	Pepsi’s disclosure of how it is assessing, mitigating and managing risks in these areas is insufficient.

1.
As a major purchaser of key commodity crops grown from seed pre-treated with neonics, PepsiCo’s supply chain practices are potentially endangering the health of pollinators and other beneficial organisms.

PepsiCo is a major purchaser of corn, oats and potatoes, and a minor purchaser of soybeans -- crop types that are routinely pre-treated with neonics. More than 90 percent of corn and 30-40 percent of soybeans planted in the United States are pre-treated with neonics. In 2011, 3.5 million pounds of neonics were applied to agricultural crops, a twofold increase in five years.

Yet, in October 2014, the Environmental Protection Agency reported that pre-treating soy seeds with neonics provided little or no benefit to production thereby raising questions about the efficacy of neonics as seed treatments for soybeans. 6  In March 2014, the Center for Food Safety released a report7 citing eight peer-reviewed studies that show a lack of a significant yield benefit from neonic treatments.

5 http://www.tfsp.info/wp-content/uploads/2014/06/8_ESPR_11356_2014_3229_OnlinePDF.pdf
6 http://www2.epa.gov/pollinator-protection/benefits-neonicotinoid-seed-treatments-soybean-production
7 http://www.centerforfoodsafety.org/files/neonic-efficacy_digital_29226.pdf

Seeds not treated with neonicotinoids are available.  Dupont Pioneer8 offers corn seeds that have not been treated with neonics in Canada. Albert Lea Seed9 Company in Minnesota is also offering non coated seeds to its customers.10
The growth of these alternatives in the marketplace will depend on companies like PepsiCo who have close relationships with farmers in Europe,11 and are dedicated to supporting sustainable agriculture practices.

2.	As a purchaser of specialty crops that require pollination, PepsiCo potentially faces significant risks as a result of the decline in bees and other pollinators.

As a purchaser of specialty crops that require pollination, including fruits and nuts, PepsiCo could face significant risk as a result of declines in bees and other pollinators.

Researchers12 estimate the value of ecosystem services to humans from all wild insects in the United States to be near 60 billion dollars per year.  Given this high value, the amount justified to protect these wild insects from threats could come at a cost of tens of billions of dollars to business and ultimately consumers.

3.	PepsiCo’s disclosure of how it is assessing, mitigating and managing risks in these areas is insufficient.

Because of the risk the decline in pollinators poses to the Company’s supply chain and its contribution to the problem of increased neonic use through its commodity purchases, we are particularly troubled by Pepsi’s lack of disclosure on this issue.

PepsiCo’s website reveals no recognition of pesticides and their impact on beneficial insects such as bees. The Company states in its Opposition Statement to this proposal that it is “implementing procedures and policies to measure and address the use of pesticides.” In its Global Sustainability Agricultural Policy13 the company states that it “aims to optimize the use of pesticides, nutrients, and other agrochemicals. “ The company states that it supports practices that substitute natural controls for some agrochemicals. However, disclosure of these procedures, the scope of the practices, and any resulting outcomes is inadequate.  Investors are unable to assess the Company’s ability to manage these risks.

8 http://www.agprofessional.com/news/Pioneer-offers-neonicotinoid-free-corn-soybean-seed-in-Canada-223447931.html
9 http://www.alseed.com/
10 http://www.startribune.com/local/274006381.html
11 http://www.pepsico.eu/pdf/Sustainability_Brochure.pdf
12 http://bioscience.oxfordjournals.org/content/56/4/311.full#ack-1
13 https://www.pepsico.com/docs/album/policies-doc/pepsico-sustainable-agriculture-policy-(12-16-14)-final.pdf?sfvrsn=2

PepsiCo believes that the establishment of a Supplier Code of Conduct that follows local laws demonstrates its goal of responsible sourcing.  Legal compliance in our view is not synonymous with corporate responsibility.  Looking at options beyond compliance is necessary because the Company’s reputation as having a self- described “state of the art Sustainable Farming Initiative” could be at risk.

Heightened public concern by business and a cross section of stakeholders presents potentially significant risks to the Company.

In January, 2015, over 100 food companies sent a letter  14 to the U.S. Federal Government pressing for the immediate suspension of the use of pesticides linked to pollinator declines.

In March, 2015, 128 organizations including investors, faith-based organizations, farmers, beekeepers and NGOs sent a letter15 to the White House Task Force on Pollinator Health asking for swift and meaningful action to protect bees from harmful pesticides.

Industry peers appear to disagree with PepsiCo’s analysis and are taking action to assess and reduce exposure to neonics in their supply chains

In June 2014, Home Depot16 announced that before year end, it will require suppliers to label all plants treated with neonics, and will help suppliers eliminate their use.

Lowe’s17 will phase out neonicotinoids in all shelf products and their use on live goods in garden stores by spring, 2019.  (Lowe’s policy exempts certain citrus plants which by state law require neonic pesticide treatments.)

In 2013, General Mills 18 began funding initiatives to increase native habitat for bees.

14 http://thehill.com/regulation/229361-bee-killing-pesticides-should-be-banned-food-groups-say
15 http://www.panna.org/press-release/125-groups-call-president-obama-protect-bees-pollinators-pesticides
16 http://www.ecooptions.homedepot.com/healthy-home/organic-gardening/
17 http://responsibility.lowes.com/2015/wp-content/uploads/Lowes_2014_SR.pdf
18 https://www.generalmills.com/en/Responsibility/Overview.ashx

In fall 2014, Whole Foods Market 19 introduced its Responsibly Grown rating standard which awards its “best” ranking to products that meet a number of sustainability measures including standards to protect pollinators.

Conclusion: The Company argues that the report we seek is not needed. We disagree.  The social and environmental impacts of pesticide use generally and neonicotinoids specifically create important challenges for companies including PepsiCo that are trying to ensure more sustainable and lower-risk supply chain practices.  Companies in the food industry not addressing the potential systemic risk of neonics are opening themselves to risks to reputation as well as risks to the long-term security of fruit, nut and vegetable supplies.  The food industry is most vulnerable to losses of key crops; therefore disclosure is critical. It is in PepsiCo’s best interest to address this potentially significant business risk.

To signal clearly to PepsiCo that it must be more transparent to shareholders about the level of risk to its supply chain from pesticide pollution and pollinator declines please vote your shares in support of this proposal ITEM 6.

Sincerely,

/s/ Susan Baker

Susan Baker
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC. Trillium is not asking for your proxy card and are not providing investment advice. We will not accept proxy cards, and any proxy cards received will be returned.

The views expressed are those of the authors and Trillium Asset Management, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

19 http://media.wholefoodsmarket.com/news/produce-rating-release